                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                        Investments in the Custody of
                        Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.   Investment Company Act File Number:                              Date ex

          811-2670                                                    09-30-01
                                                                      --------
                                                                      06-30-01
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2. State identification Number:
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     AL             AK             AZ             AR
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     CT             DE             DC             FL
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     ID             IL             IN             IA
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     LA             ME             MD             MA
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     MS             MO             MT             NE
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     NJ             NM             NY             NC
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     OK             OR             PA             RI
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     TN             TX             UT             VT


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     WV             WI             WY             PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

                           Scioto Investment Company
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5. Address of principal executive office (number, street, city, state, zip code):

                      4561 Lanes End, Columbus, OH 43220
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INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]

October 19, 2001

To the Board of Directors of
 Scioto Investment Company:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scioto Investment Company (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date of our last examination) through June 30, 2001:

 . Confirmation of all securities held by institutions in book entry form with Fifth Third Bank (Custodian);

 . Reconciliation of all such securities to the books and records of the Company and the Custodian;

 . Agreement of five security purchases and one security sale or maturity since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal termination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scioto Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Scioto Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

/s/ Deloitte & Touche LLP


[LOGO] Deloitte Touche Tohmatsu

                       [LETTERHEAD OF DELOITTE & TOUCHE]

October 19, 2001

To the Board of Directors of
 Scioto Investment Company:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scioto Investment Company (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2001, and with respect to agreement of security purchases and sales, for the period from June 30, 2001 (the date of our last examination) through September 30, 2001:

 . Confirmation of all securities held by institutions in book entry form with Fifth Third Bank (Custodian);

 . Reconciliation of all such securities to the books and records of the Company and the Custodian;

 . Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scioto Investment Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2001, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and use of management and the Board of Directors of Scioto Investment Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

/s/ Deloitte & Touche LLP


[LOGO] Deloitte Touche Tohmatsu